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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70085

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Opportune Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 Louisiana Street, STE 3100

(No. and Street)

Houston   **TX**   **77002**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Kohl   **713-237-2525**   **dkohl@opportune.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pannell Kerr Forster of Texas P.C.

(Name – if individual, state last, first, and middle name)

5847 San Felipe St., STE 2600 Houston   **TX**   77057-3000

(Address)   (City)   (State)   (Zip Code)

10/16/2003   **342**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel Kohl _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opportune Partners LLC _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PAOLA RENDALL
Notary Public, State of Texas
Comm. Expires 03-01-2028
Notary ID 134790421

Signature: _____

Title: _____
Chief Executive Officer and President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPPORTUNE PARTNERS LLC
2024
AUDITED FINANCIAL STATEMENTS

PUBLIC REPORT

CONTENTS



PANNELL
KERR
FORSTER
OF TEXAS, P.C.



5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  Opportune Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Opportune Partners LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Opportune Partners LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Opportune Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Opportune Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Opportune Partners LLC's auditor since 2018.

Pannell Kerr Forster of Texas, P.C.

Houston, Texas
February 28, 2025

OPPORTUNE PARTNERS LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$ 3,886,711
Accounts receivable	1,122,803
Prepaid expenses	5,838
TOTAL ASSETS	**$ 5,015,352**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 375,704
Bonus payable	2,695,000
Franchise tax accrual	27,517
TOTAL LIABILITIES	**3,098,221**
Member's Capital	**1,917,131**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 5,015,352**

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

OPPORTUNE PARTNERS LLC, (Company) is a limited liability company organized in the State of Texas in January 2018. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company adopted Accounting Standards Codification, ASC 280, *Segment Reporting* in 2024. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of [mergers and acquisitions]. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. The Company maintains its operating cash at a financial institution.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Concentration in Revenue

During the year ended December 31, 2024, 77% of the Company's operating revenue came from four customers and one customer has a $1,002,803 accounts receivable balance. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. As necessary, the Company might maintain allowances for credit losses for estimated losses resulting from the inability of its customers to make required payments. At December 31, 2024, accounts receivable totaled $1,122,803. No valuation allowance existed as of December 31, 2024.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Income Taxes

Taxable income or loss of the Company is included in the income tax returns of the member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to state income taxes. At December 31, 2024, there were no penalties and interest.

Revenue Recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers.

OPPORTUNE PARTNERS LLC
Notes to Financial Statements
December 31, 2024

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

The majority of the Company's revenue arrangements generally consist of a single performance obligation. Consulting fees are substantially reported based on an hourly rate (or other arranged billing schedule) and billed on a monthly basis and recognized in the period of service. Merger and acquisition success fee engagements have initial upfront fees which are earned under the terms of the contract. Any other fees are success based and are recognized at the close of the transaction when considered earned. Occasionally, the Company receives advances or deposits from our customers, before revenue is recognized, resulting in contract liabilities. These deposits are liquidated when revenue is recognized.

	December 31, 2024	January 1, 2024
Accounts receivable	$ 1,122,803	$ -
Accrued revenue	-	-
Contract liabilities	-	-

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company was in compliance with $3,098,221 of aggregate indebtedness and net capital of $788,490 (see Schedule I), with a required minimum net capital of $206,549. The Member's net capital ratio was 3.9 to 1.

Note 3 - Concentration of Credit Risk

At various times during the year, the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2024, uninsured cash totaled $3,636,711.

5

Note 4 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - <u>Transactions with Related Party</u>

Opportune LLP is the parent of the Company's sole member. The Company paid monthly expenses to Opportune LLP through the Office and Administrative Services Agreement based on actual expenses incurred for the year ended December 31, 2024. During the period from January 1, 2024 through December 31, 2024, the Company's member made no contributions and made distributions totaling $1,300,000 from the company. At December 31, 2024, $357,815 was due to Opportune LLP.

Note 6 - <u>Accruals</u>

The Company has recorded a $2,695,000 staff bonus liability based on the employee agreements.

Note 7 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through February 28, 2025, the date which the financial statements were available to be issued. There were no subsequent events to recognize or disclose.